[BARRINGER LETTERHEAD]





For Release:    Immediately
Contact:        Stanley Binder, CEO                               (908) 665-8200
                Richard S. Rosenfeld, CFO


                         BARRINGER ANNOUNCES PUBLIC SALE
                           OF SHARES AND WARRANTS AND
                   INCLUSION IN NASDAQ NATIONAL MARKET SYSTEM


New Providence,  New Jersey,  November 12,  1996....Barringer  Technologies Inc.
(NASDAQ: BARR, BARRW) announced today that it had sold, through an underwriting syndicate led by Janney Montgomery Scott Inc., 1,250,000 shares of its common stock at an initial public offering price of $8.563 and 1,250,000 warrants at an initial public offering price of $.05 per warrant. Each warrant is exercisable for one-quarter of a share of common stock at an exercise price of $9.847 per share (subject to adjustment in certain circumstances) for three years (subject to earlier redemption in certain circumstances). The net proceeds of the offering are expected to be approximately $9.2 million ($10.7 million if the underwriters' over-allotment option is fully exercised) and will be used to fund product development, to repay certain indebtedness, to expand the Company's manufacturing and assembling capabilities and for working capital and general corporate purposes.

In connection with the offering, the Company announced that its common stock and the warrants have been approved for inclusion in the NASDAQ National Market System upon official notice of issuance. The offering is expected to close on November 15, 1996.

A copy of the prospectus relating to the offering may be obtained from Janney Montgomery Scott Inc. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common stock or the warrants in any State in which such offer, solicitation or sale would be unlawful.

Headquartered in New Providence, New Jersey, Barringer Technologies Inc. is a holding company that, through its subsidiaries, is principally engaged in the development, manufacture and marketing of specialty analytical instruments for drugs and explosives detection applications.

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